
FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

333-94714

PE.
8/27/02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 27, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1



TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
ANNOUNCES INTEREST ON NET WORTH IN LIEU OF DIVIDEND PAYMENT

August 27, 2002. (02 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:   (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.com.br

(São Paulo - Brazil), (August 27, 2002) – The Managemet of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP), in accordance with decisions made at General Shareholders' Meeting on April 3, 2002, hereby informs shareholders about the beginning of payment of the second tranche of interest on net worth ("IONW") related to the 2000 fiscal year to the holders of common and preferred shares issued by the above mentioned company with the share position of December 31, 2000, starting on September 6, 2002. Moreover, the company informs the beginning of payment of the first tranche of IONW related to the 2001 fiscal year to the holders of common and preferred shares issued by the company with the share position of December 31, 2001, starting on September 27, 2002.

Persuant to Article 9 of Federal Law #9,249/95 and Item V of the Brazilian Securities Commission Deliberation #207/96, the net value of the IONW was included in the amount of the respective mandatory dividend.

I – AMOUNT OF THE IONW – R$ (PER LOT OF 1,000 SHARES)

STARTING ON SEPTEMBER 6, 2002

Payment of:	Legal Entities Immune or Exempt From Taxation R$ (per lot of 1,000 shares)	Legal Entities and Natural Persons Subject To Taxation R$ (per lot of 1,000 shares)
2nd TRANCHE – 2000 FISCAL YEAR		
Shares of TELESP	0.824570	0.700885
Shares resulting from the takeover of Ceterp	0.068714	0.058407

STARTING ON SEPTEMBER 27, 2002

Payment of:	Legal Entities Immune or Exempt From Taxation R$ (per lot of 1,000 shares)	Legal Entities and Natural Persons Subject To Taxation R$ (per lot of 1,000 shares)
2nd TRANCHE – 2001 FISCAL YEAR		
Shares of TELESP	1.322843	1.124416

II – INCOME TAX WITHHOLDING, PERSUANT TO THE CURRENT LEGISLATION

1. 15% of the IONW is withheld for income tax purposes at the time of its credit.

2. There is no income tax for the legal entities that prove their immune or exempt status within the established term.

III – PAYMENT PROCEDURES

Brazilian Shareholders participating in the Stock Exchanges Custody Program will receive the interest on net worth payment through the respective Broker Dealers. Otherwise, directly at the branches of Banco Real.

IV – ADDITIONAL INFORMATION

The IONW and/or Dividends not claimed within the period of three years after the date of the beginning of payment will be forfeited in favor of the company (Federal Law #6,404 of 12.12.1976, Article 287, II, a).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: August 27, 2002

By _____

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp Announces Interest on Net Worth in Lieu of Dividend Payment.